

July 18, 2013

<u>Via E-mail</u>
R. Steward Ewing, Jr.
EVP, Chief Financial Officer
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203

> **Re: CenturyLink, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-07784**

Dear Mr. Ewing:

We have reviewed your response letter and have the following comment. As noted in our letter dated June 5, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47</u>

<u>Liquidity and Capital Resources, page 73</u>

1. We note your response to comment 1. Please note that the liquidity and capital resources discussion should address material trends and uncertainties related to a company's flexibility in determining when and how to use the available cash flows to satisfy obligations and make other capital expenditures. We believe your new capital allocation strategy announced in February, which included a material stock repurchase program, a

material dividend reduction, and debt repayment plans required greater discussion and analysis with a focus on explaining why the change in your capital allocation strategy occurred. In future filings, please discuss in detail the nature and amount of your anticipated cash expenditures under the new capital allocation strategy, along with a discussion of any underlying trends in your liquidity which necessitated the adoption of the new capital allocation strategy, and address whether these trends are expected to continue.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director